Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Financial Statement Presentation

The Company’s consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2020.

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Dear Shareholders,

Our third quarter was characterized by sustained progress against key commercial milestones and key hires to strengthen the team and organizational capabilities in anticipation of a significant expected growth ramp up.

During the quarter, we welcomed several senior managers, including, Mario Garma (Head of EMEA), Gavin Jones (Chief Accounting Officer), Cátia Carvalho (Head of HR) and Luís Castanheira (Senior R&D Engineer) – all experienced leaders in their respective fields who will help build the capabilities and management systems necessary to support our ambitious expansion plans. More recently, we are pleased to announce that David Lovell has joined Fusion Fuel as Head of Fusion Fuel Australasia. David will lead all of Fusion Fuel´s activities in Australia, a key market for us given its significant interest in green hydrogen and its solar exposure level. This is an acceleration of our plans to be in the region highlighting the exciting developments with several local players, including our already announced plans for a demonstrator plant with Ampol.

We continued to see strong interest in our HEVO technology across multiple industries and geographies as ongoing volatility in global energy markets further crystallized the value of our off-grid solution. The quarter culminated in the first purchase contract for our technology, when we announced that Fusion Fuel would develop a green hydrogen plant and co-located H2 refueling station for Exolum. In addition, the three POSEUR projects with Fusion Fuel involvement received their respective grant approvals and can now move into the contracting phase.

We continue to believe in the long-term potential of green hydrogen as a critical decarbonization vector. It has been great to see both the renewed investor confidence in the sector more recently and the broad climate and decarbonization commitments at the COP26 meetings. With the expected commissioning of our Evora plant, the first commercial contract in place, and the continued development of our new production facility at Benavente, we expect to end the year well-positioned for 2022.

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Financial Update

As was the case in the first and second quarters, most expenses booked for the quarter were related to the contingent consideration from the Fusion Fuel and HL Acquisitions merger. Fusion Fuel recognizes non-cash, share-based payment expenses that accrue monthly at a rate of €1.6m until end of June 2022, unless the contingent consideration is earned before this date. During Q3, we announced the commencement of the Company’s Equity Incentive Plan (EIP). The purpose of the EIP is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. We recorded share-based payment expenses of €0.2m in Q3 2021 related to the issuance of Restricted Share-Units (RSUs) to our employees. The RSUs are estimated and measured at grant-date fair value and expensed through the income statement over their vesting period. In addition, the fair-value treatment of the warrant obligations and the relative decrease in the value of the warrants at third quarter end compared to the second quarter end had a positive impact on pre-tax income of €7.5m. It is important to note that these are not actual cash expenses nor earnings to the firm but rather a reflection of the valuation of these instruments at a specific point in time.

Our cash & cash equivalents decreased by roughly €8m to €42m, largely due to investments of €5.8m in raw materials, inventory and pre-payments associated with the placement of purchase orders to lock-in the delivery of critical components. One of the primary challenges we have encountered relates to our procurement activities and ensuring the timely delivery of components, so we made the strategic decision to invest in our raw materials inventory wherever possible to secure the coming production requirements. Additionally, costs were incurred for ongoing renovation work at our Benavente facility, increased salary compensation due to increased headcount, and development of the Evora plants.

We continue to explore financing options for the Benavente factory with the expectation that we will move forward with the financing facility once the renovation work has been completed. With a personnel cost run-rate below €2m per annum and modest fixed costs, we believe the firm continues to have sufficient capital to pursue its strategic plan.

Business Development Update

In many ways, the third quarter was a continuation of the previous quarter. The spike in natural gas prices has continued unabated, most acutely in European markets, which has driven the price of grey hydrogen to over €4 / kg in Europe. Similarly, electricity prices in Iberia more than doubled during Q3, further challenging the economics of grid-connected electrolysis. By contrast, our solar-to-hydrogen solution is largely insulated against the volatility in energy markets. How long these prevailing market dynamics will continue remains uncertain, but what is clear is that our technology, by virtue of being off-grid, provides a unique and sustainable source of differentiation and positions us as an effective provider of green hydrogen to our core markets.

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We continued to advance one of our key 2021 objectives, the go-live of our demonstration facility in Evora. We have now completed the installation of the first phase of Evora and have applied for commissioning through the local Portuguese regulator. In the meantime, we continue to collect real-time performance data out of Evora as well as host site visits with partners and prospective clients. We are now turning our attention to our pilot project with Ampol in Australia, along with the second phase of Evora, where all forty trackers have been installed and are awaiting HEVOs.

In our Q2 letter, we referenced three projects that were submitted to Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR) and announced the approval of a €4.3m grant to support our HEVO-Sul project that has a total project investment value of €8.2m. We are pleased to announce that the two remaining projects with PRIO Energy and KEME Energy – for which Fusion Fuel will be a technology provider with a value of €2.4m and €2.5m respectively – have both had their grants approved. We expect all three projects to be developed in 2022.

We also achieved a very significant milestone earlier in the quarter with the first commercial sale of our HEVO-SOLAR solution. We signed a contract with Exolum, one of Europe’s leading providers of fuel storage and logistics solutions, to develop a 0.42 MW green hydrogen plant and a co-located refueling station, which will be one of the first in the Madrid Region. This project is notable not only from a commercial perspective, but more importantly because we view it as a platform for a broader strategic partnership with Exolum, which is positioning itself to become one of the leading players in the European clean energy sector.

Finally, we have submitted six separate applications to the Mobilizing Agendas for Business Innovation component of the Portuguese Recovery and Resilience Plan. The largest of these projects is Sines Green H2 Valley, for which we are the consortium lead, while the remaining projects are related to direct grid injection and hydrogen refueling infrastructure. Cumulatively, these six submissions total more than 4,000 HEVO SOLAR trackers and represent more than €175m in total investment. This funding call is the first of several outlined in the Portuguese Recovery and Resilience Plan, and we will continue to pursue these programs as they emerge.

R&D Update

As highlighted in our last investor letter, in August there was a performance test done at Evora Phase I by Grupo ISQ, a third-party engineering and consulting firm that specializes in technical and regulatory inspections. Their independent report noting an above expectation performance of the HEVO-SOLAR was extremely rewarding and helped to further affirm our technology´s strength with partners.

The third quarter saw the R&D team continue its work on the next evolution of our HEVO technology, which is currently in the prototyping phase and is expected to be released in production in the first half of 2022. This new generation will help us achieve our product cost reduction targets at the electrolyzer level, which is important to offset product cost increases due to raw materials cost increases and global supply chain disruption.

Finally, the third quarter was also critical from a team and competency building perspective. The technical team continues to reinforce its build-up of talent across the electrochemical, solar, and mechanical engineering fields. Our goal is to end 2021 with 28 FTEs on the technical team and to then continue to invest in this department throughout 2022.

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Production

Renovation work continues at our Benavente factory in preparation for the installation of the different production lines for the HEVO-SOLAR. We are happy to report that the facility is already starting to host the first Fusion Fuel colleagues on site, and we have significantly ramped up recruitment and hiring efforts for the production division.

In our last letter, we discussed some challenges we faced due of supply chain constraints and shortages of key materials. The third quarter continued to see the same headwinds across several materials, ranging from semiconductors to aluminum and steel. During the third quarter, we have looked to build resilience and redundancies into our supply chain to mitigate the risk of further disruption to the business by certifying additional suppliers of core components. Our goal is to have multiple certified providers across the product line.

In sum, the third quarter was characterized by strengthening the business and importantly making our supply chain more robust. We have invested significantly in our people and made several strategic hires at the senior management level aimed at building out our core capabilities and positioning us to expand our geographic footprint. We are continuing to engage in commercial discussions with prospective customers across industries, having announced our first technology sale along with funding approval for our own HEVO-Sul project as well as other third-party projects in Portugal.

All the while, we have remained focused on the three key objectives we laid out at the beginning of the year:

•	Complete the installation and go-live of our demonstration plant at Evora, where we have just submitted our application for formal commissioning
•	Establish strong customer relationships through the signing of HPAs and MOUs, as evidenced by our agreements with Ampol (Australia´s leader in transport fuels), CCC (a globally diversified company specializing in Engineering and Construction), and most recently the EPC contract signed with Exolum and POSEUR project partners
•	Complete the buildout of our Benavente production facility, where renovations are nearing completion, and orders have been placed for long lead-time equipment

We would like to thank our team for their commitment to making Fusion Fuel a leader in the green hydrogen sector. We look forward to our next update and, as always, thank you for the encouragement and trust that you put in us.

Your Executive Committee,

Frederico Figueira de Chaves	André Antunes
Chief Financial Officer	Chief Production Officer

Jaime Silva	João Teixeira Wahnon
Chief Technology Officer	Chief of Business Development

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Q3 HIGHLIGHTS & FINANCIAL REVIEW

Highlights of the quarter		2021 Subsequent Events

Highlights		Executive Management Additions

▪	Entered into an EPC agreement with Exolum to deliver a turnkey 0.42 MW Green Hydrogen Plant and a Hydrogen Refueling Station.	▪	New Appointment of Head of EMEA, Member of the Executive Committee, Mario Garma.

▪	Received approval for €4.3m in POSEUR Funding for Fusion Fuel´s HEVO-Sul Project. In addition, Fusion Fuel will supply the technology to the PRIO Energy and KEME Energy POSEUR projects with a value of €2.4m and €2.5m respectively.	▪	New Appointment of Head of Australia, Member of the Executive Committee, David Lovell.

▪	Announced the HEVO Ammonia Morocco Project at a ceremony in Rabat, to be co-developed with CCC (a globally diversified company specializing in Engineering and Construction), and with Vitol managing the offtake of the Green Hydrogen.

▪	Appointed André Antunes as Chief Production Officer and Member of the Executive Committee.

▪	Grupo ISQ, an independent auditor, conducted performance test of the HEVO-SOLAR at the Evora plant. The test successfully validated the operation of the system and showed 10+% improvement in performance compared to the previous generation.

▪	Submitted funding applications for 6 projects for various programs in Portugal.

▪	Started the licensing process for 8 projects across Portugal and Spain.

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Key Figures

	Q3	Q2	Q1
KEY FINANCIALS & FIGURES (€000’S) (Unaudited)	2021	2021	2021
REVENUES[1]	-	30	464
COST OF SALES	-	(30)	(464)
TOTAL OPERATING EXPENSES	(6,969)	(6,114)	(6,484)
o/w share-based payment (non-cash) expenses[3]	(5,007)	(4,815)	(4,815)
o/w operating expenses[4]	(1,962)	(1,299)	(1,669)
OPERATING (LOSS)	(6,969)	(6,114)	(6,484)
PRE-TAX PROFIT INCOME (LOSS)	1,603	(6,710)	3,576
o/w fair value movement – warrants[5]	7,496	(414)	8,801
o/w foreign exchange gains/(losses)[2]	1,076	(182)	1,259
CASH & CASH EQUIVALENTS	42,279	50,201	61,796

1 Revenues are related with the supply of custom-made components and raw materials to our production partner MagP, S.A. for further processing and production of the HEVO-SOLAR units. Due to a change in the legal agreement between Fusion Fuel and the production partner, no revenues and cost of sales of dedicated raw material transfers between the entities shall be recorded in the income statement.

2 Certain prior quarter amounts have been reclassified for consistency with the current quarter presentation. These reclassifications had no effect on the reported results of the operations and were all related to foreign exchange gains/losses that, which are now classified as finance costs instead of operating costs.

3 As part of the merger in December 2020, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022. During Q3, we recorded an IFRS 2 charge amounting to €0.2m relating to the 2021 Equity Incentive Plan (the 2021 Plan). See further details of the 2021 Plan on page 11. These are non-cash expenses.

4 These expenses are related with the operational activity by the Group.

5 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW. The fair value of non-tradeable warrants is determined with reference to the market value of the traded warrants, adjusted for an illiquidity discount of 5%. The Company concluded that it made errors in calculating the fair value movements on the warrants exercised during Q1 2021 and the fair value gain originally disclosed was incorrect. The above amounts have been updated to correct this error. No warrants were exercised during Q2 and Q3 2021. The Company has implemented a change to the current process for calculating fair value movements with respect to its derivative financial instruments. These fair value movements represent non-cash items.

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	Q3	Q2	Q1
SHARES, WARRANTS AND RSUs AT PERIOD END	2021	2021	2021
ORDINARY SHARES
Class A	10,998,722	10,998,722	10,993,722
Class B	2,125,000	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	13,123,722	13,123,722	13,118,722
WARRANTS OUTSTANDING	8,869,633	8,869,633	8,869,633
RSUs OUTSTANDING[1]	32,695	-	-

1 On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The purpose of the 2021 Plan is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. 32,695 Restricted-share Units (RSUs) were granted to 26 employees during the three months ended September 30, 2021. The Company considers the RSUs to be service awards under IFRS 2 and classifies the expected share awards in equity with a corresponding compensation expense in the income statement. The RSUs are estimated and measured at grant-date fair value and attributed to the income statement over their vesting period (over three years on a graded basis). This is a non-cash expense.

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Executive Offices

Ireland

FUSION-FUEL Green Plc.

10 Earlsfort Terrace

Dublin 2 D02 T380

Ireland

contact@fusion-fuel.eu

Portugal

FUSION-FUEL Green Plc.

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004

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